SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Pacific Internet Limited

(Name of Subject Company)

Pacific Internet Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Deborah Foo, Vice President, Group Legal 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261 Tel: (65) 6771 0885

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a Copy to: Ashok K. Lalwani Baker & McKenzie. Wong & Leow Millenia Tower, # 27-01 1 Temasek Avenue Singapore 039192

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Items 1 through 8.

This Amendment No. 3 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 26, 2006, as amended by Amendment No. 1 on Schedule 14D-9/A filed on May 31, 2006 and Amendment No. 2 on Schedule 14D-9/A filed on June 14, 2006 (as so amended, the "Schedule 14D-9") by Pacific Internet Limited. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)	Circular to Shareholders dated May 26, 2006*

(a)(2)	Letter to Shareholders dated May 26, 2006*

(a)(3)	Press Release dated May 26, 2006*

(a)(4)	Press Release dated May 31, 2006*

(a)(5)	Press Release dated June 14, 2006*

(a)(6)	Press Release dated June 23, 2006

*Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : June 23, 2006	PACIFIC INTERNET LIMITED

	By :	/s/ Phey Teck Moh

	Name :	Phey Teck Moh
	Title :	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

(a)(1)	Circular to Shareholders dated May 26, 2006*

(a)(2)	Letter to Shareholders dated May 26, 2006*

(a)(3)	Press Release dated May 26, 2006*

(a)(4)	Press Release dated May 31, 2006*

(a)(5)	Press Release dated June 14, 2006*

(a)(6)	Press Release dated June 23, 2006

*Filed previously.

(Company Registration No. 199502086C) (Incorporated in the Republic of Singapore)

VOLUNTARY CONDITIONAL CASH OFFER BY MEDIARING LTD TO PURCHASE ALL ISSUED ORDINARY SHARES OF PACIFIC INTERNET LIMITED - REVISION OF OFFER PRICE

SINGAPORE, June 23, 2006 -The Board of Directors (the "Board") of Pacific Internet Limited ("PacNet") refers to the announcement (the "Revised Offer Announcement") made on 22 June 2006 by MediaRing Ltd (the "Offeror"), revising its offer to purchase (the "Offer to Purchase") dated 12 May 2006 in relation to the voluntary conditional cash offer (the "Offer") by the Offeror to acquire all the issued ordinary shares (the "Shares") in the capital of PacNet, other than those already held by the Offeror as at the date of the Offer (the "Revised Offer").

1.

Revision of the Offer Price

The Board notes that the Revised Offer Announcement, amongst other things, states that the Offeror is revising the offer price from US$8.25 to US$9.50 net in cash per Share (the "Revised Offer Price"), on the terms and subject to the conditions set out in the Revised Offer Announcement, a copy of which is available on the following link: www.sec.gov.

As stated in the Revised Offer Announcement, the Revised Offer Price is final and the Offeror will not increase or revise the offer price further.[1] Shareholders of the Company ("Shareholders") who have earlier accepted the Offer are entitled to receive the Revised Offer Price.

2.

Expiration of the Revised Offer

The Board wishes to inform Shareholders that the Offeror has, in the Revised Offer Announcement, announced a further and final extension of the expiration date of the Revised Offer until 5:00 p.m., New York City time on 10 July 2006.[1] The Offer had previously been scheduled to expire at 12:00 midnight, New York City time on 26 June 2006.

Shareholders should accordingly note that as stated in the Revised Offer Announcement, the Revised Offer will now close at 5:00 p.m., New York City time on 10 July 2006.

The Revised Offer Announcement further states that with the extension of the Offer, the options proposal made to PacNet's option holders has also similarly been extended to 5:00 p.m. New York City time, on 10 July 2006.

3.

Supplemental Circular

A supplemental circular setting out, inter alia, details of the Revised Offer will be despatched by or on behalf of the Company to Shareholders within the next 10 days.

The Board will continue to keep Shareholders informed as developments warrant. In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares in PacNet which may be prejudicial to their interest.

4.

Responsibility Statement

The Directors of PacNet (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Revised Offer Announcement), the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

1 The Revised Offer Announcement notes that, under applicable rules and regulations, the Offeror is not permitted to further revise the Offer after 23 June 2006 and/or further extend the Offer past 11 July 2006, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. The Offeror reserves the right to extend and/or revise its Offer in the event of a competing offer.

Media, Investors/Analysts Contacts:

Singapore (Media)

Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg

Ng Chip Keng
Weber Shandwick Worldwide (Singapore) Pte Ltd
Direct Tel: +65 6825 8084
Mobile: +65 9623 2166
Email: ckng@webershandwick.com

Singapore (Investors/Analysts)
Mervin Wang
Senior Manager, Investor Relations
Direct Tel: +65 6771 0780
Mobile: +65 97986077
Email: investor@pacific.net.sg
URL: www.pacnet.com/investor

US (Media, Investors/Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.